UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

SICLONE INDUSTRIES, INC.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

825845209
(CUSIP Number)

Warren Hosseinion 1010 N. Central Avenue, Suite 201, Glendale, CA 91202
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 825845209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Warren Hosseinion
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,123,387
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,123,387
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,123,387
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.72% (Based on 25,540,420 shares of Common Stock issued and outstanding as of June 19, 2008)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the “Common Stock”), of Siclone Industries, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 1010 N. Central Avenue, Suite 201, Glendale, CA 91202.

Item 2. Identity and Background

(a) This statement is being filed by Warren Hosseinion (the “Reporting Person”), individually.

(b) The business address of the Reporting Person is c/o Siclone Industries, Inc., 1010 N. Central Avenue, Suite 201, Glendale, CA 91202

(c) The Reporting Person’s present principal occupation is Chief Executive Officer, Principal Accounting Officer and Director of the Issuer.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to an Agreement and Plan of Merger (the “Merger”) dated June 13, 2008 by and among the Issuer, Apollo Medical Management, Inc., and Apollo Medical Acquisition Co., Inc.,, the Issuer issued the Reporting Person 9,123,387 shares of the Issuer’s Common Stock of the Issuer in consideration for the capital stock of Apollo Medical Management, Inc., which were owned by the Reporting Person. After the Merger, the Reporting Person owned approximately 35.72% of the Issuer’s then outstanding shares of common stock.

Item 4. Purpose of Transaction

The Reporting Person entered into the Merger to effect a change in control of the Issuer. The Reporting Person was appointed Chief Executive Officer, Principal Accounting Officer and Director of the Issuer on June 13, 2008, the effective date of the Merger.

Since the date of the Merger, the Issuer’s principal focus has changed from seeking business opportunities to medical management.

Except as described above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

The Reporting Person beneficially owns 9,123,387 shares of Common Stock of the Issuer, which in aggregate represents 35.72% of the Issuer’s Common Stock based on 25,540,420 shares of Common Stock issued and outstanding as of June 19, 2008. The Reporting Person has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to an Agreement and Plan of Merger (the “Merger”) dated June 13, 2008 by and among the Issuer, Apollo Medical Management, Inc., and Apollo Medical Acquisition Co., Inc.,, the Issuer issued the Reporting Person 9,123,387 shares of the Issuer’s Common Stock of the Issuer in consideration for the capital stock of Apollo Medical Management, Inc., which were owned by the Reporting Person. After the Merger, the Reporting Person owned approximately 35.72% of the Issuer’s then outstanding shares of common stock.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1
Agreement and Plan of Merger dated June 13, 2008 by and among the Issuer, Apollo Medical Management, Inc., and Apollo Medical Acquisition Co., Inc. (Incorporated by reference to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on June 19, 2008)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 24, 2008

/s/ Warren Hosseinion
Warren Hosseinion